Exhibit 12.1

GOODRICH PETROLEUM CORPORATION

RATIO OF EARNINGS TO FIXED CHARGES

(In Thousands, Except Ratios)

	Year ended December 31,
	2011		2010	2009	2008	2007
Earnings:
Income (loss) before income taxes	$(31,758)		$(262,205)	$(318,297)	$176,246	$(59,476)
Plus: fixed charges	49,351		37,179	26,148	22,410	17,878

Earnings available for fixed charges	$17,593		$(225,026)	$(292,149)	$198,656	$(41,598)

Fixed Charges:
Interest expense	$49,351		$37,179	$26,148	$22,410	$17,878

Total fixed charges	$49,351		$37,179	$26,148	$22,410	$17,878

Ratio of Earnings to Fixed Charges	(a	)	(b )	(c )	8.86	(d )

(a)	Earnings for the year ended December 31, 2011 were inadequate to cover fixed charges. The coverage deficiency was $31.8 million.
(b)	Earnings for the year ended December 31, 2010 were inadequate to cover fixed charges. The coverage deficiency was $262.2 million.
(c)	Earnings for the year ended December 31, 2009 were inadequate to cover fixed charges. The coverage deficiency was $318.3 million.
(d)	Earnings for the year ended December 31, 2007 were inadequate to cover fixed charges. The coverage deficiency was $59.5 million.